UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: November 6, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	26-2569462
(Commission File Number)	**(IRS Employer Identification No.)**

725 Broad Street; Augusta, Georgia	30901
(Address of Principal Executive Offices)	**(Zip Code)**

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

| Item 1.01 | Entry into a Material Definitive Agreement |

A. Amendment to Restructuring Support Agreement

As previously announced, on October 30, 2009, Morris Publishing Group, LLC and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors (all together, "Morris Publishing") and the holders, or investment advisors or managers (the "Holders"), of over seventy-two percent of the outstanding $278,478,000 aggregate principal amount of Morris Publishing's 7% Senior Subordinated Notes Due 2013 (the "Existing Notes"), entered into a Restructuring Support Agreement regarding the exchange of the Existing Notes, including accrued and unpaid interest, for $100 million of new notes. The Restructuring Support Agreement required Morris Publishing to commence the exchange offer solicitation no later than November 6, 2009.

On November 6, 2009, Morris Publishing and the requisite number of Holders required to effectuate an amendment entered into an Amendment to the Restructuring Support Agreement extending the deadline to commence the exchange offer solicitation until November 17, 2009.

B. Amendment to Forbearance Agreement

On November 6, 2009, Morris Publishing and the Holders of over seventy-five percent of the outstanding aggregate principal amount of the Existing Notes entered into Amendment No. 17 ("Amendment No. 17") to the Forbearance Agreement, dated as of February 26, 2009 (the "Forbearance Agreement"), with respect to the indenture to the Existing Notes (the "Indenture"). Amendment No. 17 amended the definition of a Forbearance Termination Event as defined in the Forbearance Agreement to eliminate the requirement that Morris Publishing commence the exchange offer solicitation no later than 5:00 p.m. EDT on November 6, 2009, and to include the termination of the Restructuring Support Agreement as a Forbearance Termination Event. Other terminating events include an acceleration of the maturity of Morris Publishing's obligations under the Amended and Restated Credit Agreement, dated as of October 15, 2009, the occurrence of any other default under the Indenture, or if Morris Publishing files for bankruptcy protection or breaches its covenants under the Forbearance Agreement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **November 6, 2009**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer